SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934




                         TRANSKARYOTIC THERAPIES, INC.
                         ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  893735 10 0
                               -----------------
                                 (CUSIP Number)


                           Edward H. Stratemeier, Esq.
                                 General Counsel
                             Aventis Pharmaceuticals
                             10236 Marion Park Drive
                        Kansas City, Missouri 64137-1405
                                 (816) 966-4000
- ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                December 15, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [ ]



                                  Page 1 of 10

                          Exhibit Index is at Page 9

CUSIP No.  893735 10 0
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1)   Name of Reporting Person and its             Aventis Pharmaceuticals Inc.
     I.R.S. Identification Number                 44-0565557
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2)   Check the Appropriate Box if                                (a)[   ]
     a Member of a Group                                         (b)[ X ]
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3)   SEC Use Only
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4)   Source of Funds                                                  WC
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5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
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6)   Citizenship or Place of Organization                          Delaware
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               7)   Sole Voting Power                             2,187,408
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        2,187,408
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
---------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned                          2,187,408
     by Each Reporting Person
---------------------------------------------------------------------------

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
---------------------------------------------------------------------------

13)  Percent of Class Represented                                      9.7%
     by Amount in Row (11)
---------------------------------------------------------------------------

14)  Type of Reporting Person                                            CO
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
CUSIP No.  893735 10 0
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1)   Name of Reporting Person and its                         HMR Pharma, Inc.
     I.R.S. Identification Number                    43-1769328
---------------------------------------------------------------------------

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ X ]
---------------------------------------------------------------------------

3)   SEC Use Only
---------------------------------------------------------------------------

4)   Source of Funds                                         Not applicable
---------------------------------------------------------------------------

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
---------------------------------------------------------------------------

6)   Citizenship or Place of Organization                          Delaware
---------------------------------------------------------------------------

               7)   Sole Voting Power                             2,187,408
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        2,187,408
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
---------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned                          2,187,408
     by Each Reporting Person
---------------------------------------------------------------------------

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
---------------------------------------------------------------------------

13)  Percent of Class Represented                                      9.7%
     by Amount in Row (11)
---------------------------------------------------------------------------

14)  Type of Reporting Person                                            CO
---------------------------------------------------------------------------

CUSIP No.  893735 10 0

         This Schedule 13D is filed solely to reflect the change of name of Hoechst Marion Roussel, Inc., to Aventis Pharmaceuticals Inc. and the change of the ultimate parent entity from Hoechst Aktiengesellschaft to Aventis. It replaces a Schedule 13G currently on file with the Commission, although this filing is not being made because of Rules 13d-1(e), 13d-1(f), or 13d-1(g).

ITEM 1.   SECURITY AND ISSUER.
-------   --------------------

     The securities to which this Schedule relates are shares of common stock, par value $0.01 per share ("Common Stock"), of Transkaryotic Therapies, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at 195 Albany Street, Cambridge, Massachusetts 02139.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------


     (a) - (c), (f) This Schedule is filed on behalf of Aventis Pharmaceuticals Inc., a Delaware corporation ("API"), with a principal place of business and principal office located at 10236 Marion Park Drive, Kansas City, Missouri 64137-1405. The principal business of API is the discovery, development, manufacturing, marketing, and sale of pharmaceutical compounds for the treatment of human diseases. On December 15, 1999, API became a wholly-owned indirect subsidiary of Aventis, a Frech corporation ("Aventis"). Prior to December 15, 1999, API was named "Hoechst Marion Roussel, Inc." Information as to the executive officers and directors of API is set forth in Exhibit 99.1 hereto.


     This Schedule also is filed on behalf of HMR Pharma, Inc., a

Delaware corporation ("Pharma"), which owns a 98.2% equity interest in API and also became a wholly owned subsidiary of Aventis on December 15, 1999. Pharma is a holding company for a portion of the U.S. operations of Aventis, a multinational life sciences company headquartered in Strasbourg, France. The principal place of business and principal office of Pharma is 10236 Marion Park Drive, Kansas City, Missouri 64137-1405. Pharma is filing this Schedule solely with respect to its potential deemed indirect ownership of the Issuer's stock owned by API. Information as to the executive officers and directors of Pharma and the Supervisory and Management Boards of Aventis is set forth in Exhibit
99.2 hereto.




     (d) - (e) During the last five years, neither API, Pharma, nor, to their knowledge, any of the persons listed in Exhibits 99.1 or 99.2 hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither API nor Pharma nor, to their knowledge, any of the persons listed in Exhibits 99.1 or 99.2 hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.  893735 10 0

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   --------------------------------------------------

     In May 1994, API (then named Marion Merrell Dow Inc.) and the Issuer entered into a Class D Preferred Stock Purchase Agreement pursuant to which API purchased $5 million of the Issuer's Class D Preferred Stock and agreed to purchase $5 million of Common Stock at the initial public offering price at the time of the Issuer's initial public offering of Common Stock (the "IPO"). In March 1995, API purchased $10 million of the Issuer's Class E Preferred Stock pursuant to a Class E Preferred Stock Purchase Agreement. In December 1995, API purchased $7.9 million of the Issuer's Class F Preferred Stock pursuant to a Class F Preferred Stock Purchase Agreement among API, the Issuer, and other investors. Pursuant to their respective terms, API's shares of Class D, Class E, and Class F Preferred Stock were converted into an aggregate of 1,854,075 shares of Common Stock automatically upon the closing of the IPO on October 22, 1996. Immediately following the closing of the IPO, API purchased 333,333 shares of Common Stock for $4,999,995 to fulfill its purchase obligation under the Class D Preferred Stock Purchase Agreement. The source of funds for the aggregate purchase price of $27,899,995 paid by API for its aggregate ownership of 2,187,408 shares of Common Stock (the "Shares") was the working capital of API. None of such funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Shares.

ITEM 4.   PURPOSE OF TRANSACTION.
-------   -----------------------

     API acquired the Shares in connection with certain strategic alliances between API and the Issuer. In May 1994 and March 1995, API and the Issuer entered into certain agreements pursuant to which the Issuer granted API exclusive rights to make, use and sell worldwide two therapeutic products -- gene activated protein erythropoietin ("GA-EPO") and a second, undisclosed protein -- produced under patent rights and technologies owned by the Issuer. Under the terms of the agreements, API is obligated to pay the Issuer a total of $58 million related to GA-EPO and $67 million related to the second protein, consisting of license fees, equity investments, milestone payments, and research funding, in addition to royalties on sales of the products. API's future obligations primarily consist of milestone payments based on the development of products resulting from the licensed technology. The Issuer is responsible for delivering cell lines suitable for large scale manufacturing. API is responsible for the worldwide development, manufacturing and marketing of the products and the Issuer will receive a royalty based on net sales.

         API purchased its shares of Class F Preferred Stock in a private offering by the Issuer to API and other investors. Such shares were purchased for investment.

     The foregoing descriptions are qualified in their entirety by reference to the Amended and Restated License Agreement dated March 1, 1995, the License Agreement dated March 1, 1995, the Class D Preferred Stock Purchase Agreement dated May 18, 1994, the Class E Preferred Stock Purchase Agreement dated March 1, 1995, and the Class F Preferred Stock Purchase Agreement dated October 26, 1995, which are set forth as Exhibits 99.4 through 99.8 to this Schedule.

CUSIP No.  893735 10 0

         API continually reviews its investments in companies, including the Issuer, with which it has, or has had, a business or strategic relationship. Such reviews may consider factors specific to the Issuer, such as API's evaluation of the Issuer's business, prospects, and financial condition and the market for the Common Stock, as well as general considerations such as prospects for the businesses of API and its affiliates, liquidity needs, other opportunities, general economic conditions, money and stock market conditions, future developments, and other factors. As a result of any such review, API may at any time, or from time to time, acquire or dispose of securities of the Issuer in the future.

     Except as described above, neither API, Pharma, nor Hoechst AG has any plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

     (a) The Shares represent approximately 9.7% of the Issuer's Common Stock outstanding at November 10, 1999, on a fully-diluted basis. Except as may be set forth in any subsequent amendment to this Schedule, neither
Aventis nor Pharma, any executive officer or director of API or Pharma, nor any member of the Supervisory Board or Management Board of Aventis beneficially owns any of the Shares or any other shares of Common Stock other than through their beneficial ownership, if any, of stock of Aventis, Pharma, or API. Pharma, which is a wholly-owned subsidiary of Aventis, beneficially owns more than 98% of the outstanding stock of API.

     (b) API has sole power to vote and to dispose of the Shares. Neither Aventis, Pharma, nor any executive officer or director of either API, Pharma, or Aventis has any power to vote or to direct the vote, or to dispose of or to direct the disposition of, the Shares except to the extent to the extent that Aventis, Pharma, or any such executive officer or director may be deemed to have any such power by reason of such person's relationship to or position with API, Pharma, or Aventis.

     (c)  None.

     (d)  None.

     (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
-------   RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------

     API and the Issuer are parties with certain other shareholders to a Registration Rights Agreement dated as of November 3, 1993 (as currently Amended, the "Registration Rights Agreement"), pursuant to which API has certain rights with respect to registration under the Securities Act of 1933, as amended (the "Act"), of the Shares. If the Issuer proposes to register any of its securities under the Act, either for its own account or for the account of other security holders, the Issuer is required under the Registration Rights Agreement to use its best efforts to include in such registration the Shares for which API requests registration, subject to such reduction as may be required by the Issuer's underwriters. In addition,

CUSIP No.  893735 10 0

subject to certain conditions, the holders of not less than 30% of the Common Stock covered by the Registration Rights Agreement ("Registrable Securities") may require the Issuer on not more than two occasions to file a registration statement under the Act with respect to such Registrable Securities. Furthermore, API may require the Issuer on one occasion to file a registration statement under the Act with respect to the shares of Common Stock purchased by API in connection with the IPO. Subject to certain conditions, the holders of at least 15% of the Registrable Securities have the right to require the Issuer to file an unlimited number of registration statements on Form S-3, provided that such right is not exercised more than once during any consecutive twelve-month period.

     The description of the Registration Rights Agreement is qualified in its entirety by reference to such agreement, a copy of which is set forth as Exhibits 99.9 and 99.10 hereto.

         Other than the Registration Rights Agreement, the Class D Preferred Stock Purchase Agreement, the Class E Preferred Stock Purchase Agreement, the Class F Preferred Stock Purchase Agreement, and as described herein, there are no contracts, arrangements, understandings or relationships between or among API, Pharma, and/or Aventis and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------   ---------------------------------

99.1 Information concerning directors and executive officers of API and Pharma.
99.2 Information concerning members of the Supervisory Board and Management Board of Aventis.
99.3 Agreement to File Jointly dated December 22, 1999, by and between API and Pharma.
99.4 Class D Preferred Stock Purchase Agreement, dated May 18, 1994, by and among the Issuer and API.
99.5 Class E Preferred Stock Purchase Agreement, dated March 1, 1995, by and among the Issuer and API.
99.6 Class F Preferred Stock Purchase Agreement, dated October 26, 1995, by and among the Issuer and certain Purchasers named therein.
99.7 Amended and Restated License Agreement, dated March 1, 1995, by and between API and the Issuer.
99.8      License  Agreement,  dated  March 1, 1995,  by and between API and the
          Issuer.
99.9 Amended and Restated Registration Rights Agreement, dated November 3, 1993 and amended on May 13, 1994, March 1, 1995, October 26, 1995, July 10, 1996 and August 7, 1996, by and among the Issuer and certain holders of the Issuer's Preferred Stock named therein.
99.10 Fifth Amendment to Registration Rights Agreement dated October 1, 1996 by and among the Issuer and certain holders of the Issuer's Preferred Stock named therein.

CUSIP No.  893735 10 0

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AVENTIS PHARMACEUTICALS INC.



Date: December 22, 1999                   By:  /s/ Rebecca R. Tilden
                                               Rebecca R. Tilden
                                             Vice President and Secretary



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HMR PHARMA, INC.



Date:  December 22, 1999                    By:  /s/ Rebecca R. Tilden
                                         Vice President and Assistant Secretary

CUSIP No.  893735 10 0

                                 EXHIBIT INDEX


Exhibit No.         Description                                  Page No.
-----------         ------------                                 ---------

99.1      Information concerning directors and
          executive officers of API and Pharma
             (to be filed by amendment).
99.2      Information concerning members of the Supervisory
             Board and Management Board of Aventis
             (to be filed by amendment).
99.3      Agreement to File Jointly dated December 22,                 10
          1999, by and between API and Pharma.
99.4 Class D Preferred Stock Purchase Agreement, dated May 18, 1994, by and between the Issuer and API (incorporated by reference from Exhibit 10.6 to Amendment No. 5 to the
          Registration Statement on Form S-1 of the
          Issuer filed with the Securities and Exchange
          Commission (the "Commission") on October 15,
          1996 (the "Registration Statement")).
99.5 Class E Preferred Stock Purchase Agreement, dated March 1, 1995, by and between the Issuer and API (incorporated by reference from Exhibit
          10.7 to Amendment No. 5 to the
          Registration Statement).
99.6 Class F Preferred Stock Purchase Agreement, dated October 26, 1995, by and among the Issuer and certain Purchasers named therein
          (incorporated by reference from Exhibit 10.8 to Amendment No. 5 to the Registration
          Statement).
99.7 Amended and Restated License Agreement, dated March 1, 1995, by and between API and the Issuer (incorporated by reference from Exhibit 10.33 to Amendment
          No. 5 to the Registration Statement).
99.8 License Agreement, dated March 1, 1995, by and between API and the Issuer (incorporated by reference from Exhibit 10.34 to Amendment
          No. 5 to the Registration Statement).
99.9      Amended and Restated Registration Rights
          Agreement, dated November 3, 1993 and amended on May 13, 1994, March 1, 1995, October 26,
          1995, July 10, 1996 and August 7, 1996, by
          and among the Issuer and certain holders of the Issuer's Preferred Stock named therein
          (incorporated by reference from Exhibit 10.11 to Amendment No. 5 to the Registration
          Statement).
99.10     Fifth Amendment to Registration Rights
          Agreement dated October 1, 1996 by and among the Issuer and certain holders of the Issuer's Preferred Stock named therein
          (incorporated by reference from Exhibit 10.36 to Amendment No. 5 to the Registration
          Statement).

CUSIP No.  893735 10 0

                                  EXHIBIT 99.3

                           AGREEMENT TO FILE JOINTLY

     We,  the  undersigned,  hereby  express  our  agreement  that the  attached
Schedule 13D is filed on behalf of each of us.

                                         AVENTIS PHARMACEUTICALS INC.



Date: December 22, 1999                   By:  /s/ Rebecca R. Tilden
                                               Rebecca R. Tilden
                                             Vice President and Secretary


                                          HMR PHARMA, INC.



Date:  December 22, 1999                    By: /s/ Rebecca R. Tilden
                                         Vice President and Assistant Secretary